Fidelity Bond Renewal

The Board then considered the fidelity bond renewal.  Mr. Brian Frank reviewed with the Trustees a copy of the Trust’s new fidelity bond.  He explained that the existing bond had been renewed for the period June 28, 2012 through June 28, 2013, and that a copy of the bond will be filed with the Securities and Exchange Commission.

On motion duly made and seconded, the following resolutions were unanimously adopted:

“WHEREAS, the Trustees of the Trust, including a majority of the disinterested Trustees, have reviewed the form and coverage of Great American Insurance Group Policy No. 554-44-13 as amended to the date of this meeting (the “Fidelity Bond”);

WHEREAS, the amount of the coverage under such Fidelity Bond is the amount required by Rule 17g-1 promulgated under the Investment Company Act of 1940;

WHEREAS, the custody and safekeeping of the Trust’s securities are exclusively the obligation of Huntington National Bank, as Custodian for the Trust;

WHEREAS, no employee of the Trust or employee of the Funds' advisers have access to the Trust’s portfolio securities;

IT IS THEREFORE RESOLVED, that the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is approved; and

FURTHER RESOLVED, that the Officers of the Trust are designated as the individuals who shall make the filings and give the notices required by Rule 17g-1.”

GREAT AMERICAN
INSURANCE GROUP

FIDELITY & CRIME DIVISION

George E. Pierce, Jr.
Vice President

Mr. Mark Liftman
President
Theodore Liftman Insurance, Inc.
101 Federal Street
Boston, Massachusetts 02110
VIA E-MAIL

June 15, 2012

RE: ***Renewal Binder-Investment Company Bond***
Named Insured: ***Frank Funds***
Great American Insurance Company Bond No.: **FS 554-44-13-08**

Dear Mark,

In accordance with your recent instructions, please be advised that we have bound coverage effective at **12:01 a.m. on June 28, 2012** to **12:01 a.m. on June 28, 2013** as follows:

Standard Great American Investment Company Bond

Insuring Agreement:	**Limit:**	**Deductible:**
Fidelity	$225,000	$0
On Premises	$225,000	$5,000
In Transit	$225,000	$5,000
Forgery or Alteration	$225,000	$5,000
Securities	$225,000	$5,000
Counterfeit Currency	$225,000	$5,000
Computer Systems w/ Voice	$225,000	$5,000
Unauthorized Signatures	$100,000	$5,000
Uncollectible Items of Deposit	$100,000	$5,000
Stop Payment Legal Liability	$100,000	$5,000
Audit Expense	$100,000	$5,000
Telefacsimile Transmissions	$225,000	$5,000
Automated Phone Systems	$Not Covered	$N/A

Annual Premium: **$1,665**

65 Broadway, 11th Floor, New York, NY 10006
www.CrimeInsurance.com
Member of American Financial Group